INVEST IN **ALLSIDES**

AllSides provides balanced news, bias ratings, diverse perspectives, and real conversation

allsides.com   Denver, CO

| Technology | PBC & B Corp | B2B | AI | Media |

Highlights

(1) We're reviving trust in democracy with innovative solutions.

(2) Top US news aggregator fighting bias and misinformation.

3. Media Bias Ratings™: Multi-partisan, expert-driven process for trust.

4. As many as 79M monthly views, Entrepreneur Magazine's 2023 Most Fundable Company list.

5. Patented AI, crowd tech, NLP for fair info. Leading in ethical tech.

6. Targeting a $77B market, with a $356MM serviceable market.

7. Empowering media literacy against information chaos and division in schools in all 50 states

8. Mission-driven tech for societal change.

Featured Investor



Jared Smith
Invested **$5,000** ⓘ

[Follow]

"I have been a supporter of AllSides and their work for years. I believe in their mission to promote dialogue and discussion and to bring differing points of view together to better understand our world and each other. As we enter another election season, I feel that nothing is more critical than this for a healthy democracy. The work of AllSides, to strengthen our democratic society and to transform how we process all of the information we curate and consume, is noble and necessary."

Our Team



John Gable CEO, Board of Directors Chair



John Gable CEO, Board of Directors Chair

30+ years creating and managing tech solutions and founding companies | MBA | Netscape, Microsoft, Kavi (sold), Check Point Software



Scott McDonald CTO, Board of Directors

20+ years IT, development, technology software | Check Point Software, BitTorrent, Thump Radio



Joan Blades Board of Directors

35+ years as a serial entrepreneur, nonprofit manager and mediator | JD | Co-founder LivingRoomConversations.org, MomsRising.org, MoveOn.org & Berkeley Systems,

Why AllSides?

Welcome to AllSides Technologies Inc., a beacon of trust, transparency, and technological excellence in a chaotic, divisive world.

Our patented bias ratings system now reveals the political leanings of over 1,400 news sources and writers. It fuels our balanced news, which draws millions across the political spectrum – our latest user survey showed a balanced audience of 20% Democrats, 20% Republicans, and the remainder a mix of independents or something else — a stunning achievement of balance and diversity in the fractured modern news world.

Now we're pioneering the future of information and conversation with a transparently balanced approach and state-of-the-art technology that will expand our bias and news leadership and apply to far more than political news. Setting new standards for trust, we are using patented systems, ethical AI, an active community, and comprehensive analysis to lead a revolution, transforming how all information across topics, across industries, and across the world is curated, consumed, discussed and understood.

Credibility Crisis



In our increasingly digital world, society faces a crisis of trust. We don't know what to believe, or we believe things that are not true or not entirely true. This puts our democratic society at risk as technology and media trap people within their own biases and expose them only to one-sided information (often referred to as "filter bubbles"). This increases polarization, misunderstanding, and anxiety.

The chaos permeates everything – not just elections and politics, but schools, communities, corporate decision making and culture, even our families and personal relationships.

The Promise of the Internet



The Promise vs **Unintended**

of the Internet   vs   Consequences




The promise of the internet has led to unintended consequences, where modern technology is manipulated by toxic business models and bad actors to fuel division and threaten the very fabric of our society.

Recognized as a 2023 Most Fundable Company® in Entrepreneur Magazine

AllSides

The internet was supposed to connect the world and increase understanding. In many ways, it has done this. In other ways, it has thrown us into one-sided, agenda-driven news, information, and like-minded peers that confirm our existing beliefs and inflame us against each other.

Media Mistrust

The problem is the most obvious in political news, which is why AllSides approached this problem first. Trust in traditional media is at an all-time low, with just 7% of Americans saying they have a great deal of trust in media. Wary of bias and misinformation, people are hungry for alternative and trustworthy methods to get their news.

for alternative and trustworthy methods to get their news.



What do Americans want from their news?

76% want balanced, unbiased news

9% don't see much bias

Balanced news — but they aren't getting it.

AllSides is a beacon of credibility in a sea of skepticism, leveraging a multipartisan, transparent approach by providing balanced news, media bias ratings, and diverse perspectives that allow users to form their own opinions.

AllSides Approach to Misinformation, Bias and Manipulation

Most people think the answer is a choice between two bad, extreme options: a "ministry of truth" or a "free-for-all." A ministry of truth, aka a single trusted source like a government or affiliated media, inevitably fails due to corruption, its own biased blind spots, or just internal decay. A free-for-all where no one controls it sounds like a good alternative, but in practice, the most powerful and wealthy eventually manipulate it for their own purposes, driving us to vote, click or buy in the way they want.

The answer is a balanced system or platform in between these two extremes. By being open, transparent and balanced, we can prevent any one group from taking over, enabling all of us to more fully understand the full picture and decide for ourselves. We can discover "the truth" together.

AI Opportunities and AI Safety

Are things about to get worse due to generative AI?

AI has great potential for good, and also for ill. To unleash human potential, society needs to embrace the good and address the bad. And we need to do so deliberately and thoughtfully.

For AllSides, that means two things. First, we are using ethical AI to scale and enhance our systems that empower regular people to better know and understand the world and each other. Second, we are using our current tools and developing new ones to combat the dangers of AI.

AI can only be as trusted as the information that goes into it. AllSides' unique bias technology, millions of direct user feedback scores and hundreds of thousands of rated articles can help train AI and LLMs (large language models) to be more objective and less biased.

Are you developing an AI or other system that could unintentionally propagate or create false or misleading information? AllSides can help.

We also give individuals protection from this information chaos. AllSides is using its systems to provide average people with tools to identify misleading information, whether produced by algorithms, AI or bad actors, so everyone has the opportunity to understand and decide for themselves.

for themselves.

Not only does AllSides combat bias and misinformation, whether it is created and spread manually or by AI, we also help others develop more trustworthy systems.

The Opportunity

The total addressable market for our solutions is vast, with a global potential of $77 billion. Our unique technology and position allow us to tap into various markets, including online news, education, AI safety, bias services, dialogue services, corporate/HR, and market research. With a serviceable obtainable market of $356MM, the opportunity for growth and impact is immense.



How We Do It

3 Pillars of Trust

Here's how our three Pillars of Trust are setting standards via balanced

Here's how our three Pillars of Trust are setting standards via balanced systems and technologies that solve the crisis of credibility:

- **Balanced Analysis:** Our patented and multipartisan review systems allow us to rate the bias of news sources and content, and to identify different perspectives on practically any topic.
- **Balanced Summation:** Our technologies provide multiple perspectives on every story and issue, allowing users to quickly see the broader picture and decide for themselves.
- **Balanced Dialogue:** Our tools enable civil dialogue across differences and facilitate conversations that build community, loyalty, and network effects.

The Wisdom of Experts Balanced with Wisdom of the Crowd

Our patented and multipartisan bias rating system balances the input of experts and ordinary people to drive 1,400 media bias ratings and analysis on every controversial or disputed topic. By balancing the input of experts and the wisdom of the crowd via expert Editorial Reviews and Blind Bias Surveys of Americans, we foster trust and avoid the blindspots of a top-down approach driven only by elites. Our balanced approach avoids the pitfalls of one-sided partisanship and helps users discern truth from slanted and biased information.

Our Products & Services



AllSides™



AllSides Balanced News

Balanced News from the Left, Center and Right
HEADLINE ROUNDUP • September 13th, 2023
Biden Impeachment: Political Theater or Legitimate Misconduct Probe?
From the Right
From the Center
From the Left
Democrats Should Not Be So
Why Do Republicans Want to Impeach
Kevin McCarthy Is a Hostage


Confident the Biden Impeachment Inquiry Will Be a Bust
Noah Rothman
See rating details
OPINION
Given the evidence the GOP's investigations have already produced, the White House's defenders would be wise to hedge their bets.
Following the news that Speaker Kevin
Joe Biden? Here's What Happened
Newsweek
See rating details
ANALYSIS
The Atlantic
See rating details
News from the Left
News from the Center
News from the Right
Drought Touches a Quarter of Humanity, U.N. Says, Disrupting Lives Globally
New York Times (News)
Workforce Shortages Plague Rural Hospitals, Legislation to Address It Stalls
The Daily Yonder
House votes to overturn Biden's 'Buy America' waiver for EV chargers
Washington Examiner
This golden retriever is nursing 3 African painted dog pups at a zoo because their own mother wouldn't care for them
CBS News (Online)
Google cuts hundreds of jobs across engineering, hardware teams
CNBC
AP Quietly Reveals Donation From Foreign Group That Trains Journalists as Climate Change 'Activists'
Washington Free Beacon
Tyre Nichols' death was sickening. Yet not enough in Memphis has changed.
MSNBC
More Teens Who Use Marijuana Are Suffering From Psychosis
Wall Street Journal (News)
Pro-Palestinian Speech Is Still Free Speech
Reason
Do we really live in an "age of inequality"?
Vox
Shutdown Looms as Speaker Johnson May Back Out of Government Funding Deal With Democrats
The Messenger
Top Biden adviser visits Beirut as Israel, Hezbollah near all-out war
Fox News (Online News)

Powered by AllSides Media Bias Ratings™, AllSides is the #1 US-based balanced news aggregator, giving multiple perspectives from the Left, Center, and Right so readers can get the full picture, spot bias, and decide for themselves.

AllSides™ **AllSides Media Bias Ratings™**


AllSides Media Bias Chart™
Ratings based on online, U.S. political content only – not TV, print, or radio.
Ratings do not reflect accuracy or credibility; they reflect perspective only.
AlterNet
The Atlantic
Democracy Now!
Daily Beast
HuffPost
The Intercept
Jacobin
Mother Jones
MSNBC
The New Yorker
The New York Times (opinion)
The Nation
Slate
Vox
ABC News
AP
Axios
Bloomberg
CBS News
CNN
The Guardian
Insider
NBC News
The New York Times (news)
NPR
Politico
ProPublica
Time
The Washington Post
USA Today
Yahoo! news
BBC News
The Christian Science Monitor
Forbes
MarketWatch
NewsNation
Newsweek
Reuters
RealClear Politics
The Hill
The Wall Street Journal (news)
The Dispatch
The Epoch Times
Fox Business
National Review (news)
New York Post (news)
reason
The Wall Street Journal (opinion)
Washington Examiner
The Washington Times
The American Conservative
The American Spectator
Breitbart
Blaze media
CBN
Daily Caller
Daily Mail
Daily Wire
The Post Millennial
Fox News
The Federalist
Independent Journal Review
National Review (opinion)
New York Post (opinion)
Newsmax
The Washington Free Beacon
OAN
LEFT
LEAN LEFT
CENTER
LEAN RIGHT
RIGHT
AllSides Media Bias Ratings™ are based on multi-partisan, scientific analysis.
Visit AllSides.com for balanced news and over 1,400 rated sources.
Version 9.2
© AllSides 2023


BBC News
Bloomberg
Breitbart News
BuzzFeed News
CBS News (Online)
Christian Science Monitor

Our 1,400+ AllSides Media Bias Ratings™ reflect the average judgment of Americans, not just a panel of insiders. Our ratings are based on multipartisan analysis by experts and average Americans across the political spectrum. They reveal news bias, empower readers to get the full picture, and fuel an entire suite of AllSides tools and services.



Newsrooms are waking up to the issue of tanking news trust and relying on AllSides to provide correction and feedback. An AllSides Media Bias Audit™ of news content reveals whether experts and everyday news audiences see political bias in reporting and provides actionable insights to help reporters produce more balanced, trustworthy news. Our in-depth bias audits are relied on by 40 newsrooms nationwide.

AllSides Balance Certification™





Straight Arrow News
AllSides Media Bias Rating™: Center
agree
disagree
65 Shares
CERTIFIED BALANCED
AllSides
This news outlet is Certified Balanced™ by AllSides
An AllSides Media Bias Audit™ of Straight Arrow News in June 2023 determined its news reporting is free from partisan political bias or equally balances left, center, and right perspectives.
Learn more →
Left
Lean Left
Center
Lean Right
Right
0.36
Center
What does this mean?
How we determined this rating:
Editorial Review: May 2023
Community Feedback: 150 ratings
Blind Survey: Jun 2023
AllSides has high confidence in this bias rating.
Unless otherwise noted, this bias rating refers only to online news coverage, not TV, print, or radio content.
Learn about our bias rating methods →
Straight Arrow News
Bias Rating Center
Type News Media
Region National
Established 2021
Website san.com
Facebook straightarrownews
Go to Straight Arrow News
No Paywall

BALANCE CERTIFIED by AllSides™

AllSides Balance Certification™ is awarded to exemplary news media outlets that issue news reporting substantially free from partisan political bias or that equally balances left, center, and right perspectives. Media outlets that undergo an AllSides Media Bias Audit™ and pass our strict criteria for balance use this certification to prove to consumers and ad buyers that their news product is top quality.





AllSides™

Bias Checker™

Bias Checker
AllSides
The Supreme Court wrapped up its session last week, but not before handing down rulings on election laws, Biden's student loan forgiveness program, First Amendment protections, and affirmative action.
Submit article
Bias Rating
Rating: 0.5
0.50



Detailed Analysis
'The Supreme Court Just Helped Save American Democracy From Trumpism'
Spin: The title uses a dramatic phrasing to suggest that the Supreme Court's decision was pivotal in saving American democracy, which can be considered a subjective interpretation rather than an objective fact.
Word Choice: The use of "Trumpism" carries certain political implications. Depending on the reader's viewpoint, it could be interpreted as a negative or positive term.
'Democrats Rail against a Fictional Supreme Court'
Mudslinging/Ad Hominem: The headline attacks Democrats by suggesting their criticisms are against a "fictional" Supreme Court, which is a derogatory statement that doesn't address the content of their arguments.
Word Choice: The use of "rail" is loaded with negative connotations, suggesting an irrational or excessive criticism.
'The election law case received the least coverage of all the rulings.'
Bias by Omission: The author acknowledges that the election law case received less coverage than other rulings, suggesting an omission of details or perspectives related to this case.
Bias by Story Choice and Placement: The election law case is mentioned but not discussed in detail, indicating a possible bias in the choice and placement of stories.
'Left-rated voices were typically opposed to the rulings and highlighted opposition to the court, while right-rated

The AllSides Bias Checker™ provides an on-demand bias rating of any news article. Already being tested by news media companies internally, it will be available to end users in 2024.



AllSides
AllStances™ by AllSides
AllStances by AllSides
Cancel Culture
Is cancel culture a problem? Should there be social consequenc
some views? Which views? Explore all perspectives and stances
cancel culture with AllStances™ by AllSides.
Cancel Culture Doesn't Exist
Strong criticism doesn't amount to persecution or a threat to free speech.
See arguments »
Cancel Culture Has G
Far and Should End
People should not be fired, hara
mobbed for their views or spee
Certain Views Should Warrant Cancellation
Freedom of speech doesn't mean freedom from consequences. Some views are too harmful to allow in public.
See arguments »
Certain Views Should
Cancellation — But N
Those Currently Bein
Canceled
There should be social consequ
some views, but not the ones c
deemed unacceptable.
See arguments »
AllStances
Cherry-picking students
Customized education
Empowering parents
Fragmented communities
Increased competition
Increased inequality



AllStances™ delivers multiple perspectives on controversial topics. It aids news consumers, teachers, journalists, HR departments, politicians

aids news consumers, teachers, journalists, HR departments, politicians and other decision makers with a 360 view. Soon, AllStances™ will be able to produce perspectives automatically on demand.





AllSides
Mismatch™ by AllSides
Create A New Classroom
Create a classroom profile
Mismatch Score:
Find your "Mismatch," pick a date and time.
Availability
Grade Level
9th grade
10th grade
Class Size
25 students
30 students
Geographic Profile
Urban
Suburban
Engage in civil conversation!
EVERYDAY HEROES - Kristin Hansen, AllSi...
Watch later
Share
MORE VIDEOS
0:24 / 2:16
YouTube

Our Mismatch™ platform connects students from classrooms across the country for civil, virtual dialogue across racial, socioeconomic and other differences. Teachers use this to bring their students outside their immediate world and practice discussion skills that build a healthy democracy — without leaving the classroom.

2024: The Year of the Launch

We're also excited about our upcoming killer apps and services. Stay

tuned for balanced news in all 50 States, Bias Checker™, Bias Estimator™, Auto-Balancer™, AllSides Roundtables™ (which we presented to Congress), and Misinformation Checker™ (which will flag potentially misleading narratives, providing context and diverse perspectives on the claim so you can get the full picture), and more.

Our Customers

The AllSides suite of products has broad applicability across many customer segments. Our solutions to the issues of media mistrust, information overload, and social-division can be serviced to newsrooms, schools, universities, corporations, HR departments, AI safety organizations, research entities, and more. Below are just a few applications.

News Consumers

Growing awareness of one-sided media bias and overwhelming information flow fuels consumer demand for a well-curated yet holistic view of the news. AllSides meets this demand head-on by providing the #1 US-based **balanced newsfeed**, fueled by our 1,400 **Media Bias Ratings**. The balanced newsfeed is a popular entry point for consumers into the larger suite of AllSides solutions.


AllSides
55% of Americans see
a "great deal" of bias in news coverage
Source: Knight/Gallup American Views 2022 Trust, Media and Democracy Survey

Newsrooms

AllSides is already servicing 40 newsrooms nationwide with **AllSides Media Bias Audits™** and training to combat bias. Our highly sought

Media Bias Audits™ and training to combat bias. Our highly sought-after Balance Certification™ badge holds journalists to a high standard and allows them to prove their news product is worthy of trust. With additional funding, we can further develop existing tools like the **AI Bias Checker™ and Bias Estimator™**, which automatically rate news articles and provide balanced perspectives to news websites on demand.

Communities

In a polarized world, the ability to engage in civil discourse is more critical than ever. AllSides fosters environments where people can practice meaningful conversations despite their differences through initiatives like **Mismatch** (piloted with 1,000 high school students), America Talks (that AllSides did in partnership with USA Today and Listen First) and AllSides Roundtables™.

Schools

As the digital world becomes more complex, the ability to critically evaluate information and effectively communicate are vital skills. AllSides empowers teachers through **Lesson Plans, Classroom Activities and School Memberships** to foster media literacy across all subjects and teach our next generation the skills they need to navigate and assess the digital media landscape effectively. In partnership with Living Room Conversations, AllSides built **Mismatch** for schools, a platform that makes it easy to schedule a virtual dialogue between students who are the political, racial, geographical, and socio-economic opposite of each other.

Use of Funds

We will spend funds raised primarily on developing technology for products and services, and apps in addition to furthering our marketing efforts toward outreach and awareness. **Our goal is to capitalize on the**

2024 presidential election's seasonal boost in attention and traffic, establishing AllSides as the global leader in balanced news, technologies, and dialogue.

 Traction & Success

 **Operationally profitable in 2022 (cash basis)**

 **Selected as 2023 Most Fundable Company®**

 **Earning as many as 79M monthly views & 1M users/month**

 **Servicing 40 newsrooms nationwide**

With over 22 million views per month, a presence in schools across all 50 states, and operational profitability on a cash basis achieved in 2022, AllSides is on a trajectory of rapid growth and impact. Our partnerships and adoption in news and education markets and beyond are testaments to our effectiveness and potential.

We're on a mission to restore the promise of the internet and a healthy democratic society — and people are noticing.

Incentives vs. Competition

Unlike major news outlets and social media platforms driven by agendas and tribalism, AllSides is credibility-driven and incorporated as a public benefit corporation. Our multipartisan audience requires balance and credibility, which we deliver consistently, supporting healthier democratic societies and better decision-making.

Revenue Model

Our diverse revenue streams include AllSides.com and services to nonprofits, schools, newsrooms, and corporations, with a focus on driving traffic and revenue through subscriptions, online services, and partnerships. While others rely on advertising and revenue sources that reward click-bait and partisan agendas, our customers and clients are mission aligned and demand credibility and balance.

A Letter from the CEO, John Gable

Dear Future Investors and Partners,

We stand at a pivotal moment in history, where the very fabric of our society is torn by hyper-polarization and division, by massive misinformation and manipulation, by anger and hopelessness.

People worldwide feel the problem and desperately want this problem solved. And it must be solved if we want our better days to be ahead of us.

This can't be solved with just a little app or website. We must address the core drivers of the problem – not a band-aid, but something that gets to the heart of the problem.

The heart of the problem is this: we are forced – by power-brokers, toxic business models and unwitting sheep – into one-sided echo chambers that tell us to believe extreme and often false things, and to despise and hate people outside of our circle. They misuse technology and every tactic they can imagine just so they can get us to buy, click, vote, yell, and sometimes even fight in whatever way they want us to.

We must free ourselves from these filter bubbles that are tearing us apart, destroying our democratic society, and harming our organizations, businesses, community – even our friends and families.

That is what AllSides does. Our mission is to free people from filter bubbles so we can better understand the world – and each other.

We do this in news and politics, and in schools, organizations, businesses, governments, nonprofits, and in our communities. We do this with scalable technologies, products and services that not only make a profit, but elevate all of us.

Our company represents more than a technological innovation; it's a commitment to restoring a healthier society where trustworthy information, respectful discourse and good decision-making are not only possible but normal. We've developed patented technologies and cultivated a platform that doesn't just present balanced information but fosters understanding and bridges divides. Our upcoming products deliver on this promise to many more people and markets in ways that can be fun, interactive and uplifting, as well as increase the bottom-line returns for us and our clients.

The opportunity here is immense, not just in financial terms, but in the potential to shape a more informed and empathetic world. Your investment will propel us forward, expanding our reach, enhancing our technologies, and deepening our impact.

Join us. Together, we can transform the way the world engages with information, opinions, and each other. Your support is not just an investment in AllSides; it's an investment in a future where balanced, credible, and diverse perspectives lead to a healthier, more democratic society.

Thank you for considering this opportunity to make a difference.

Sincerely,

John Gable

CEO and Co-founder, AllSides Technologies Inc.





All Sided, Experienced Leadership Team
AllSides
Lean right
John Gable, CEO
Co-founder, Board of Directors
30+ years creating and managing tech solutions and founding companies, MBA
→ Netscape, Microsoft, Kavi (sold), Check Point Software
Center
Scott McDonald, CTO
Co-founder, Board of Directors
20+ years IT development, technology management
→ Check Point Software, BitTorrent, Thump Radio
Left
Joan Blades
Co-founder, Board of Directors
35+ years as serial entrepreneur, nonprofit manager and mediator, JD
→ Co-founder of MoveOn, Berkeley Systems, Moms Rising, Living Room Conversations
Lean left
Kristin Hansen
Board of Advisors
Tech marketing & product professional turned leader and co-founder of nonprofits, MBA
→ Intel, Stanford Business School Lecturer, Civic Health Project
Center
Ted Barnett
Board of Advisors
30+ years leading, co-founding or investing in technology companies, MBA
→ Free Mind Capital, Reason Foundation, SuperSecret.com (sold), When.com (sold)
Right
Cindy Hollar
Board of Advisors
CEO co-founder of ED tech company, 20+ years in ED tech, 35+ years in sales
→ TE21 (sold), Certica, IBM
25











We're not just a company; we're on a mission to restore the promise of the internet and a healthy democratic society. That's why we incorporated as a Delaware Public Benefit Corporation in 2023. Our multipartisan founders bring over 85 years of technology and business experience from companies like Microsoft, Netscape, MoveOn.org, CheckPoint Software, and BitTorrent. They have years of experience in creating and managing tech solutions dedicated to providing balanced information, perspectives, and dialogue across divides.

Join the Movement

Join us in restoring the promise of the internet and healthy democracy. Invest in AllSides Technologies Inc. today and be part of the solution to the crisis of credibility.